NEWS RELEASE

April 8, 2009

Trading Symbols:

AMM :TSX, AAU : NYSE Amex

www.almadenminerals.com

Almaden announces results of winter drill program at ATW Diamond Property

Almaden Minerals Ltd. (“Almaden”; TSX: AMM; NYSE Amex: AAU) has received the results of the winter 2009 diamond drill program at the ATW Diamond Property. Almaden’s 58.8% owned ATW diamond property located at Mackay Lake, NWT. The ATW project is located proximal to a number of active diamond projects: The Diavik Mine lies about 29 kilometres north, the Snap Lake Project is about 68 kilometres southwest, the Mountain Province/De Beers Gacho Kue Project is about 72 kilometres southeast, and Peregrine Diamonds Ltd’s DO-27 Kimberlite lies 20 kilometres to the northeast.

During winter 2009 exploration at the ATW Diamond Property nine (9) diamond drill holes totaling 694 metres were completed.  The drill holes were designed to test a series of priority magnetic and weak electromagnetic (conductive) geophysical anomalies located at the up-ice terminus of a 20 kilometres long kimberlite indicator mineral (KIM) dispersion train (see Almaden News Release: February 4, 2009).  Drill testing of six (6) isolated magnetic high anomalies resulted in the intersection of weakly magnetic pyrrhotite bearing metamorphosed sedimentary rocks.  The magnetic susceptibility of these rocks was sufficient to explain the observed geophysical signatures.  A single linear magnetic anomaly was also drill tested.  The anomaly was found to correspond with a region of locally thick overburden cover interpreted to contain an increased proportion of magnetic minerals.  The remaining two (2) drill holes tested subtle conductive anomalies and did not intersect kimberlite.

2009 drill testing of geophysical anomalies at the ATW Diamond Property did not locate the kimberlite source(s) of a compelling KIM dispersion train.  The dispersion train has been traced “up ice” and easterly under MacKay Lake over several campaigns by Almaden and partners.  Future exploration will include an examination of KIM grain morphology and the completion of additional sonic overburden drilling, gravity geophysical and bathymetric surveys if warranted, in an effort to further refine the “up ice” terminus of the KIM dispersion train and locate the KIM source or sources.

Kristopher J. Raffle, P.Geo. APEX Geoscience Ltd., is a qualified person as defined by National Instrument 43-101 and is responsible for the preparation and approval of the technical information disclosed in the News Release.

On Behalf of the Board of Directors

     “Duane Poliquin”

__________________

Duane Poliquin, CEO

The Toronto Stock Exchange and NYSE Amex have not reviewed nor accepted responsibility for the adequacy or accuracy of the contents of this news release which has been prepared by management.  Statements contained in this news release that are not historical facts are forward looking statements as that term is defined in the private securities litigation reform act of 1995. Such forward -looking statements are subject to risks and uncertainties which could cause actual results to differ materially from estimated results. Such risks and uncertainties are detailed in the Company's filing with the Securities and Exchange Commission.